SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Resignation of a Non-standing Director

Woori Finance Holdings Co., Ltd. announced the resignation of one of its non-standing directors on March 27, 2008.

Key Details

•	Details of the non-standing director

1)	Name:	Woon-Youl Choi

2)	Tenure:	Beginning date: March 30, 2007
Ending Date: March 28, 2008

•	Resignation date (Resolution date): March 27, 2008

•	Details of the board of directors after the resignation

1)	Number of directors: 6

2)	Number of non-standing directors: 5

3)	Ratio of non-standing directors: 83.33%

Resignation of an Audit Committee Member

Woori Finance Holdings Co., Ltd. announced the resignation of one of its audit committee members on March 27, 2008.

Key Details

•	Details of the audit committee member

1)	Name:	Woon-Youl Choi

2)	Tenure:	Beginning date: March 30, 2007
Ending Date: March 28, 2008

•	Resignation date (Resolution date): March 27, 2008

•	Details of the audit committee after the resignation

1)	Number of standing directors on the audit committee: 0

2)	Number of non-standing directors on the audit committee: 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 27, 2008	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director